Ultimus Managers Registrant

225 Pictoria Drive, Suite 450’

Cincinnati, Ohio 45246

VIA EDGAR

September 21, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: Ultimus Managers Registrant (“Registrant”) – N-14 Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14

Securities Act File No. 333-259438

Request to Withdraw Registration Statement on Form N-14

Ladies and Gentlemen,

On September 10, 2021, the Registrant filed Pre-Effective Amendment No. 1 (the “Amendment”) to its registration statement on Form N-14 and desired the Amendment to become effective September 10, 2021. However, the Registrant should have made that Amendment filing as a Rule 485(b) filing. Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Amendment effective as of the date hereof or at the earliest possible date thereafter. The Amendment is being withdrawn because the Registrant has filed the final N-14 under Rule 485(b) on September 21, 2021. No securities have been sold pursuant to the Amendment.

The Registrant further requests that:

1. the Commission find that the withdrawal of the Amendment hereby requested is consistent with the public interest and the protection of investors; and

2. an order with the date of granting this withdrawal be included in the files of the Commission for the Amendment stating "Withdrawn upon request of the registrant, the Commission consenting thereto."

If you have any questions or need further information, please call the undersigned at 513-346-4202 or Thomas W. Steed III, Esq. at Kilpatrick, Townsend & Stockton, LLP, counsel to the Registrant at 919-420-1832.

Sincerely,

/s/ David James

David James

Secretary

Ultimus Managers Registrant